***Amended***
British Columbia Securities Commission
BC FORM 51-901F

ISSUER DETAILS:		FOR QUARTER ENDED		DATE OF REPORT

NAME OF ISSUER

Avino Silver & Gold Mines Ltd.		October 31, 2001		December 28, 2001

ISSUER ADDRESS:

Suite 400, 455 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	B.C.	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION	CONTACT TELEPHONE NO.

Andrea Regnier		Accountant	(604) 682-3701

WEBSITE: www.avino.com			E-MAIL: dawnpacific@telus.net

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DATE SIGNED
Signed:	01/12/28

“LOUIS WOLFIN”

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:	01/12/28

“ERNEST CALVERT”

SCHEDULE “B”
SUPPLEMENTARY INFORMATION
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 51-901F QUARTERLY REPORT

SECURITIES ISSUED DURING THE QUARTER ENDED OCTOBER 31, 2001

						Type of
Date of Issue	Type of Security	Type of Issue	Number/ Amount	Price	Total Proceeds	Consideration
09/30/01	Common	Debt settlement	885,839	$0.38	$336,588.64	Settlement of debt

OPTIONS GRANTED DURING THE QUARTER ENDED OCTOBER 31, 2001

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT OCTOBER 31, 2001

Class	Par Value	Authorized Number	ISSUED Number	Amount

Common	No Par Value	25,000,000	5,463,525	$12,931,788

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING
AS AT OCTOBER 31, 2001

		Exercise or
Security	Amount	Convertible Price	Expiry Date
Options	352,500	$0.60 per share	02/03/2003

Options	20,000	$0.60 per share	01/21/2002

SHARES IN ESCROW OR SUBJECT TO POOLING AT OCTOBER 31, 2001

No shares are held in Escrow, or subject to pooling.

LIST OF DIRECTORS AS AT OCTOBER 31, 2001

ERNEST CALVERT	MICHAEL BAYBAK

WILLIAM GLASIER	GEORGE SCOTT

DAVID WOLFIN	LOUIS WOLFIN

WILLIAM KOCKEN

**Amended and restated**
AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended October 31, 2001

Description of Business

The Company’s present principal business activities have been the exploration and development of mineral properties located in the Lillooet Mining District of British Columbia, and specifically referred to as the Bralorne Gold Mines. The Company also has a 49% equity interest in a silver mine located in Durango, Mexico.

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company’s interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases the Company, through its own efforts, stakes mineral claims or acquires exploration permits. In other cases the Company acquires interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement which requires the Company to make specified option payments and to incur a specified amount of exploration expenditures on the property within a given time in order to earn an interest in the property. Most option agreements provide that once the Company has made the required option payments and incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs based on its percentage interest in the property, or suffer dilution of its interest.

The Company advances its projects to varying degrees by prospecting, mapping, geophysics, and drilling. Once a property is determined to have limited exploration potential the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high the Company may seek a third party to earn an interest by furthering the development. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit large amounts of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. During the past two years the price of precious metals has substantially decreased. If the decline continues, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of gold and other precious metal properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.

Results of Operations

The Company reports a net loss of Cdn $192,477, or $0.15 per share, for the nine months ended October 31, 2001, compared to a net loss of $300,697 or $0.07 per share, for the corresponding period in 2000. The Company had no operating revenues but realized interest income of $1,69 during the period. The company recorded an equity loss in Cia Minera of $531,814, compared to the same period in 2000 of $85,254. Amortization of deferred exchange loss was recorded at $47,022 for the nine-month period ended October 31, 2001. Administrative expenses have decreased during the period by 23% compared the corresponding period in 2000.

Cia Minera

The Company has a 49% interest in the issued common shares of Cia Minera Mexicana de Avino (“Cia Minera”). Cia Minera holds a 100% interest in a silver producing mine. During the period, Cia Minera recorded a loss of $1,085,335 of which the company records a 49% equity interest. Subsequent to the period, the mine went into temporary closure until market prices for silver improves. Cia Minera has determined that the price of silver, which is the main metal recovered must reach and maintain U.S.$5.50 per ounce before the mine will reopen. The mine does not have a current feasibility report nor has it conducted enough exploration to determine the expected life of the mine. The last estimate Cia Minera obtained was in 1998 and at that time the expected life of the Mine was three years.

A Summary of Cia Minera’s operations and cash flow in Canadian dollars is as follows:

Gross Sales	$ 4,136,926
Sale expenses	(163,274)
Net Sales	$ 3,973,652
Sales costs	(3,702,309)
Gross profit	271,342
Operation expenses
Administration	521,548
Exploration	90,298
Royalties	88,899
Leases	5,036
Total operation expenses	(705,782)
Operation profit (loss)	(434,439)
Integrated financial costs
Financial income	(103)
Financial expenses	4,778
Exchange rate moving	4,202

Total Integrated Financial Costs	(8,877)
Other expenses (income)	(57,295)
Profit before taxes	(386,021)
Deprecation and amortization	(145,793)
Net profit (loss)	$(531,814)

Ten months’ production figures Jan.1 through October 31,

	2001	2000
Silver (ounces)	805,357	722,732
Gold (ounces)	4,919	7,021
Copper (pounds)	3,498,735	2,795,760
Recovery Rates% {r}
Silver	75.70	76.52
Gold	76.60	78.45
Copper	85.25	87.20

Current Activities

During the period, the Joint Venture commenced a program at the Bralorne site to complete the mill and operate on a pilot bases using previous stock piled ore with additional ore from the Peter Vein. There is no assurance that the production will be profitable based on today’s gold prices and the cost of recovery may exceed the revenues. The Company has not conducted a feasibility study to define reserves. In normal, narrow vein operations, a company would normally keep only one to two years of reserve ore to supply the mill. (See Contingent Liabilities).

During the period, the Company agreed to defer the required $200,000 option payment required under the Bralorne and Loco Option Agreement until such time as clear title of the property can be demonstrated by the Company (See Contingent Liabilities). Coral has agreed to continue to contribute 50% of the Company costs for exploration on the property and the Company has agreed not to deem Coral in default of the agreement.

Related Party Transactions

Under a five year Management Consulting Agreement dated August 1, 1997 between the Company and Frobisher Securities Inc., a private company controlled by the President of the Company, the Company pays Frobisher a remuneration of $2,500 per month plus out of pocket expenses. In the event of a change of control of Avino, the resignation or removal of Mr. Wolfin, the full amount of the remaining payments becomes due. Included in the amounts payable is $24,075 due under this agreement.

The Company has a contract with Oniva International Services Corp. a private company owned by Avino and three other affiliated companies, whereby Oniva provides administrative services to Avino.

Liquidity and Capital Resources

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a profitable mining property. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

The Company has a working capital deficiency of $282,741 at October 31, 2001. The will need to refinance in order to maintain operations.

Contingent liabilities

On August 31, 1995, the Company, together with Bralorne-Pioneer Gold Mines Ltd., (“Joint Venture”) completed a joint offering of 2,000 Mortgage Bond units. Each unit consisted of one U.S. $1,000 face value debenture and 100 common shares of the Company. The debentures bear interest at 7% payable annually, and mature and are due on October 25, 2002. The debentures are not redeemable prior to maturity date. The debentures are secured by a first charge over the Company’s interest in the Bralorne Mine and Loco property.

Under the terms of the debentures, the Joint Venture is required to make 7% interest payments on the mortgage bonds annually, due on or before October 21. At the date of this report, the payment has not been made. The Company is also required to establish a reserve from working capital for the potential conversion of the gold certificates. This reserve has not been established, and therefore the Company may be considered in default of the debentures.